Filed Pursuant to Rule 433
Registration Statement No. 333-180300-03
March 23, 2012
Final Pricing Sheet No. K165 (BAH 1343)
To the Underlying Supplement dated March 23, 2012,
Product Supplement No. AK-I dated March 23, 2012,
Prospectus Supplement dated March 23, 2012 and
Prospectus dated March 23, 2012

$10,000,000 Buffered Accelerated Return Equity Securities due March 28, 2013 Linked to the Russell 2000® Index

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Principal Amount:	USD 10,000,000
Underlying:	Underlying	Ticker	Initial Level
	Russell 2000 Index	RTY <Index>	830.03
Trade Date:	March 23, 2012
Issue Date:	Expected to be March 28, 2012
Valuation Date*:	March 25, 2013
Maturity Date*:	March 28, 2013
Offering Price:	$1,000 per security (100%)
Redemption Amount:
At maturity, you will be entitled to receive a Redemption Amount in cash that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return, calculated as set forth below.  Any payment on the securities is subject to our ability to pay our obligations as they become due.

Initial Level:	As set forth in the table above.
Final Level:	The closing level of the Underlying on the Valuation Date.
Fixed Payment Percentage:	10.00%.
Underlying Return:	•	If the Final Level is greater than or equal to 100% of the Initial Level, then the Underlying Return will equal the Fixed Payment
	•	If the Final Level is less than the Initial Level, but greater than or equal to 80% of the Initial Level, then the Underlying Return will equal 0%.
	•	If the Final Level is less than 80% of the Initial Level, then the Underlying Return will equal:
([(Final Level – Initial Level) / Initial Level] + Buffer Amount) * Downside Participation Rate
Buffer Amount:	20%
Downside Participation Rate:	125%
Calculation Agent:	Credit Suisse International
Selling Concession:	[0.00-0.15]%
Wholesaling Fee	[0.20-0.30]%
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP and ISIN:	22546TQB0 and US22546TQB07
* The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event and the Maturity Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, in each case as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated March 23, 2012, Product Supplement No. AK-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.